FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 24, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

May 24, 2005

News Release

Current Technology Appoints Distributor For Republic of Korea

 The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF-L):

Current Technology has just confirmed the signing of an exclusive distribution agreement for the Republic of Korea with GI Meditech Korea Inc. ("Meditech") for its patented TrichoGenesis technology. The agreement provides for the purchase of 68 CosmeticTrichoGenesis Mark 5s* over a four year period, with the first shipment scheduled for this June.

Based in Seoul, Meditech was founded to distribute highly sophisticated gastro-enterology photo imaging devices to the Korean medical community. Meditech recently expanded its product range to include topical dermatological products as well as specialized raw materials for the pharmaceutical and cosmetic manufacturing industries. Recognizing the ever expanding acceptance by the general public of Naturopathic Medicine as a distinctive natural approach to health and healing, the product range of Meditech comprises a substantial range of natural supplements.

Meditech markets its products through a group of sub-distributors appointed in each of the seven provinces of South Korea with an additional sub-distributor responsible exclusively for Seoul, the capital of South Korea.

Founded by majority partner and CEO Do Suk Chung, M.D., Meditech has achieved remarkable success in recent years. Dr. Chung initially began his career practicing as a family physician before undertaking training in naturopathic medicine in the United States. This has provided him with invaluable knowledge to accelerate his company's growth in the natural supplements market.

Meditech intends to market the CosmeticTrichoGenesis Mark 5 unit to dermatologists in private practice, as well as to the medical spa industry before expanding into other appropriate sectors.

*The Mark 5, likened to a lounge chair with a hood, is the newest product of Current Technology used to improve the appearance of thinning hair.

 About Current Technology Corporation
Current Technology Corporation remains committed to developing its non- invasive pulsed electro-stimulation technology. This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair: ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG). Current Technology Corporation holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems. The patents encompass the technology, methodology and design.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100